LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
WRAP LLC

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "Agreement") of WRAP LLC, a Delaware limited liability company, dated as of April 1, 2016 (the "Effective Date"), is adopted by, and executed and agreed to, for good and valuable consideration, by the Members.

WHEREAS, the Company was formed under the laws of the State of Delaware on April 1, 2016; and

WHEREAS, the Members desire to adopt this agreement as the "operating agreement" of the Company.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1   Definitions   As used in this Agreement, the following terms have the following meanings:

"Act" means the Delaware Revised Uniform Limited Liability Company Act and any successor statute, as amended from time to time.

"Affiliate" of any Person means (i) any other Person that directly or indirectly controls, is controlled by, or is under common control with the Person in question or (ii) in the case of any Person that is a limited partnership or limited liability company, the partners or members of such Person, respectively, shall be deemed, for purposes of Sections 11.1 only, to be Affiliates of such Person; for purposes of this definition "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of the voting securities of such Person, by contract or otherwise.

"Agreement" has the meaning given that term in the introductory paragraph.

"Book Value" means, with respect to any Company property, the Company's adjusted basis for federal income tax purposes, adjusted from time to time to reflect the adjustments required or permitted by Treas. Reg. § 1.704-l(b)(2)(iv)(d)-(g).

"Capital Contribution" means the sum of the total amount of cash and the Fair Market Value of any property contributed to the Company by a Member as specified on Schedule A hereto, as amended from time to time in accordance with the terms of this Agreement.

"Code" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

"Company" means Wrap LLC, a Delaware limited liability company.

"Company Minimum Gain" has the meaning set forth for "partnership minimum gain" in Treasury Regulation Section 1.704-2(d).

"Dispose", "Disposed", "Disposing" or "Disposition" means a direct or indirect sale, assignment, transfer, exchange, mortgage, pledge, grant of a security interest, economic transfer or other disposition (including, without limitation, by operation of law).

"Distribution" means a distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; provided that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company of any Units, (b) any recapitalization or exchange of Units of the Company, (c) any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units, or (d) any fees or remuneration paid to any Member in such Member's capacity as an employee, officer, consultant or other provider of services to the Company.

"Effective Date" has the meaning given that term in the introductory paragraph.

"Fair Market Value" means, with respect to any asset or security, the fair market value thereof as of the date of valuation as determined by the Managers in their good faith judgment taking into account all relevant factors determinative of value.

"Family Group" means, with respect to any individual, such individual's spouse and descendants (whether natural or adopted) and any trust, partnership, limited liability company or similar vehicle established and maintained solely for the benefit of (or the sole members or partners of which are) such individual, such individual's spouse and/or such individual's descendants or with respect to any trust, partnership or limited liability company, such entity's beneficiaries or direct or ultimate equity holders, and any of their spouses and descendants (whether natural or adopted) and any trust, partnership, limited liability company or similar vehicle established and maintained solely for the benefit of such beneficiary, equity holder, their spouses and/or their descendants.

"Fiscal Year" of the Company means the calendar year.

"Independent Third Party" means any Person who, immediately before the contemplated transaction, does not own, directly or indirectly, any Units (an "Owner"), who is not an Affiliate of any Owner, and who is not a member of any Owner's Family Group and who is not a Person who through contract or other arrangements (other than arrangements entered into in connection with the contemplated transactions) would be an Affiliate of any Owner immediately after the contemplated transaction.

"Losses" for any period means all items of Company loss, deduction and expense for such period determined according to Section 4.2.

"Manager" means each Person elected as a manager of the Company as provided in this Agreement. The initial Managers of the Company are Pier Paolo Colonnello, Chris Harvey and Javier Castro.

"Member" means any Person executing this Agreement as of the date of this Agreement as a member, including but not limited to, the Persons identified on Schedule A attached hereto, or hereafter admitted to the Company as a member as provided in this Agreement, but does not include any Person who has ceased to be a member of the Company.

"Member Minimum Gain" has the meaning set forth for "partner nonrecourse debt minimum gain" in Treasury Regulation Section 1.704-2(i).

"Member Nonrecourse Deductions" has the meaning set forth for "partner nonrecourse deductions" in Treasury Regulation Section 1.704-2(i).

"Membership Interest" means the interest of a Member in Profits, Losses and Distributions.

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(1).

"Percentage Interest" means, with respect to a holder of Units at any time and from time to time, a fraction (expressed as a percentage), the numerator of which is the number of Units owned by such holder, and the denominator of which is the aggregate number of Units owned by all Members.

"Person" means a natural person, partnership (whether general or limited), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity.

"Profits" for any period means all items of Company income and gain for such period determined according to Section 4.2.

"Sale of the Company" means the sale of the Company to an Independent Third Party or group of Independent Third Parties pursuant to which such party or parties acquire (i) Units of the Company possessing a majority of the voting power of all the Units outstanding (whether by merger, consolidation, sale or transfer of the Company's equity interests) in one transaction or series of related transactions or (ii) more than 50% of the Fair Market Value of the Company's assets in one transaction or series of related transactions determined on a consolidated basis (regardless of form).

"Securities Act" means the United States Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules or regulations. Any reference herein to a specific section, rule or regulation under the Securities Act shall be deemed to include any corresponding provisions of future law.

"Taxable Year" means the Company's taxable year ending December 31 (or part thereof, in the case of the Company's last taxable year), or such other year as is determined by the Managers in compliance with Section 706 of the Code and the Treasury Regulations thereunder.

"Treasury Regulations" means the income tax regulations promulgated under the Code and in effect, as amended, supplemented or modified from time to time.

"Units" means the units of each Member representing such Member's Membership Interest in the amount as set forth on Schedule A hereto, as amended from time to time in accordance with the terms of this Agreement.

Other terms defined in this Agreement have the meanings so given them.

1.3   Construction. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine and neuter. All references to Articles and Sections refer to Articles and sections of this Agreement, and all references to Schedules are to Schedules attached hereto, each of which is made a part hereof for all purposes.

ARTICLE II
ORGANIZATION

2.1   Formation. The Company has been organized as a Delaware limited liability company by the filing of the Certificate of Formation (the "Certificate") under and pursuant to the Act under the name "Wrap LLC".

2.2   Name. All Company business shall be conducted in that name or such other names that comply with applicable law as the Managers may select from time to time.

2.3   Registered Agent for Service; Principal Office; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Managers may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Delaware shall be the initial registered agent named in the Certificate or such other Person or Persons as the Managers may designate from time to time in the manner provided by law. The principal office of the Company shall be at such place as the Managers may designate from time to time, which need not be in the State of Delaware, and the Company shall maintain records there. The Company may have such other offices as the Managers may designate from time to time.

2.4   Purposes. The Company is formed for the purpose of engaging in any and all lawful activities or business under the laws of the United States of America and State of Delaware.

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2.5   Term. The term of the Company commenced on the date the Certificate was filed with the office of the Secretary of State of Delaware and shall continue in existence until termination and dissolution thereof as determined under Article XII of this Agreement.

2.6   No State-Law Partnership. The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member or Manager be a partner or joint venturer of any other Member or Manager, for any purposes other than federal and, if applicable, state tax purposes, and this Agreement shall not be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state income tax purposes, and each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment. Electing to the treat the Company as a corporation for federal, and, if applicable, state income tax purposes shall require approval of all Members.

ARTICLE III
MEMBERSHIP; MEMBER UNITS

3.1   Members and Capital Contributions.

3.1.1   The Company is authorized to issue governance or transferable interests in the Company designated as "Units," which shall constitute governance or transferable interests under the Act and may be issued in separate classes as determined by the Members. The names, Capital Contributions, initial Capital Account balances and number of Units of the Members are set forth in Schedule A, as amended from time to time in accordance with the terms of this Agreement. Each Member shall make its aggregate Capital Contribution to the Company in cash (or by issuance of a promissory note, if so approved by the Members) or in property as and when determined by the Members.

3.1.2   The names, Capital Contributions and number and class of Units of the Members are set forth in Schedule A, as amended from time to time in accordance with the terms of this Agreement. Each Member shall make its aggregate Capital Contribution to the Company in cash (or by issuance of a promissory note, if so approved by the Members) or in property as and when determined by the Members.

3.1.3   No Member, as such, shall be required to lend any funds to the Company or to make any additional contribution of capital to the Company, except as otherwise required by applicable law. Any Member may, with the approval of the Managers, make loans to the Company, and any loan by a Member to the Company shall not be considered to be a Capital Contribution. Each Member loan shall be set forth on Schedule A.

3.1.4   Each Member shall execute a counterpart of this Agreement, and when a Person is admitted as a new Member, such Person shall execute a counterpart of this Agreement and such Person shall be listed as a Member on Schedule A with such

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Member's name, Capital Contribution, initial Capital Account balance and number of Units.

3.2 <u>Liability of Members</u>.

3.2.1 Except as otherwise required by applicable law and as explicitly set forth in this Agreement, no Member shall have any personal liability whatsoever in his, her or its capacity as a Member, whether to the Company, to any of the Members, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company, and therefore, a Member shall be liable only to make his, her or its Capital Contribution to the Company and the other payments provided herein. No Member in his, her or its capacity as a Member shall have any power to represent, act for, sign for or bind the Members, the Manager or the Company, and the Members hereby consent to the exercise by the Manager of the powers conferred on them by law and this Agreement.

3.2.2 In accordance with the Act and the laws of the State of Delaware, a member of a limited liability company may, under certain circumstances, be required to return amounts previously distributed to such Member. It is the intent of the Members that no distribution to any Member pursuant to Article V hereof shall be deemed a return of money or other property paid or distributed in violation of the Act. The payment of any such money or distribution of any such property to a Member shall be deemed to be a compromise within the meaning of the Act, and the Member receiving any such money or property shall not be required to return to any Person any such money or property. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of the Manager.

3.3 <u>Lack of Authority</u>. No Member (other than a Member who is also a Manager or an officer of the Company) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures on behalf of the Company.

3.4 <u>Units</u>. The Membership Interests in the Company shall be divided into two classes of interests referred to herein as "<u>Common Interests</u>" and "<u>Preferred Interests</u>." The Common Interests and the Preferred Interests shall be issued in Unit increments. There shall be initially authorized ten million (10,000,000) Units of Common Interests (the "<u>Common Units</u>") and five million (5,000,000) Units of Preferred Interests (the "<u>Preferred Units</u>"). The Managers are authorized to designate that the authorized, but unissued, Preferred Units be divided into and issued from time to time in one or more new series as may be fixed and determined by the Managers with such designations, preferences and relative, participating, optional or other rights, qualifications, limitations and restrictions as shall be fixed by the Managers in the exercise of their sole discretion and reflected in a written action or actions approved by the Managers (each a "<u>Series Designation</u>"). The number and type of Units allocated to each Member is set forth on <u>Schedule A</u>. By reason of the application of the various provisions of this Agreement, the attributes of each Unit as to the other Units may or may not be identical. The Units may also be subject to vesting as determined by the Managers. The Managers shall update Schedule A to reflect the issuance of additional Units or any transfers of Units made in compliance with the terms of this Agreement.

The Units issued hereunder shall not be certificated unless otherwise determined by the Managers. Each Member's interest in the Company, including such Member's interest in income, gains, losses, deductions and expenses of the Company and the right to vote on certain matters as provided in this Agreement, shall be represented by the Units owned by such Member. The ownership of Units shall entitle each Member to allocations of Profits and Losses and other items and distributions of cash and other property as set forth and subject to the limitations in Article V hereof. Each Unit shall entitle the Member owning such Unit to one vote on any matter voted on by Members as provided in this Agreement or as required by applicable law.

3.5   Issuance of Additional Units. The Managers shall have the right to cause the Company to issue or sell to Members, Affiliates of Members or other Persons: (i) additional Units or other interests in the Company (including other classes or series thereof having different rights), (ii) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units or other interests in the Company, and (iii) warrants, options or other rights to purchase or otherwise acquire Units or other interests in the Company (collectively, the "Additional Interests"). Upon the acquisition of any Units or other interests in the Company by a Person who is not a Member, to the extent permitted hereunder such Person shall execute and deliver a counterpart of this Agreement and shall become a Member hereunder and Schedule A hereto shall be amended to reflect such issuance and new Member.

3.6   Conversion to Corporation. The Managers may resolve to convert the Company to a corporation (the "Conversion"), and each Member shall cooperate and shall take such further action and shall execute and deliver such further documents as may be reasonably requested by the Managers in order to effect the Conversion and carry out the provisions and purposes of this Section. If the Managers resolve to effect the Conversion, the outstanding Membership Interests shall convert to common stock of the resulting corporation. Such Conversion may be effected by a merger, exchange of securities or asset transfer as is in the best interest of the Company in the judgment of the Managers. In connection with any such Conversion, the Members shall receive, in exchange for their Units, shares of capital stock of such issuer corporation having the same relative economic interest (as determined by the Managers in their sole discretion) as such Members have in the Company immediately prior to the Conversion, subject to such modifications as the Managers deem necessary or appropriate to ensure an equitable distribution to all equity holders in the Company, including, without limitation, those holders of options and/or profits interests, or to take into account the change in form from a limited liability company to a corporation. In consummating a Conversion, the Managers shall have the power to prepare, as appropriate, the certificate of incorporation, by-laws, stockholders agreement, voting agreement, investor rights agreement and/or any other governing documents or equity holder agreements as the Managers, in their sole discretion, deem to be necessary or appropriate in consummating the Conversion (collectively, the "Corporate Governing Documents"). In the event of a Conversion, each

Member agrees (i) to, if necessary, vote their Units at any regular or special meeting of the Members (or consent pursuant to a written consent in lieu of such meeting) in favor of such Conversion, and to raise no objections against the Conversion or the process pursuant to which the Conversion was arranged, (ii) to waive any and all dissenters', appraisal or similar rights with respect to such Conversion, (iii) to execute and deliver to the Company any counterpart signature pages to the Corporate Governing Documents as are necessary to be executed by the Members in order to consummate the Conversion; (iv) deliver and surrender to the Company any certificates issued to such Member representing such Member's Units; and (v) to otherwise take all actions in connection with the consummation of the Conversion as are deemed necessary or appropriate by the Managers in connection with such Conversion. The Managers may make such provision as shall be reasonably necessary to ensure compliance with the Securities Act and other securities laws in connection with any Conversion and subsequent issuances of stock. As security for the performance of each Member's obligations pursuant to this Section, each Member hereby grants to the Managers, with full power of substitution and resubstitution, an irrevocable proxy to vote, in necessary, all Units, at all meetings of the Members held or taken after the date hereof with respect to a Conversion or Corporate Governing Documents, or to execute any written consent in lieu thereof, and hereby irrevocably appoints the Managers, with full power of substitution and resubstitution, as the Member's attorney-in-fact with authority to sign any documents, including the Corporate Governing Documents, with respect to any such vote or any actions by written consent of the Members taken after the date hereof or to effectuate the Corporate Governing Documents. This proxy shall be deemed to be coupled with an interest and shall be irrevocable. No Member shall be entitled to appraisal rights in connection with a Conversion, and by signing this Operating Agreement, each Member hereby waives any rights to appraisal in connection with a Conversion.

ARTICLE IV
CAPITAL ACCOUNTS

4.1 <u>Establishment and Determination of Capital Accounts</u>. A capital account ("<u>Capital Account</u>") shall be established for each Member. The Capital Account of each Member shall consist of his, her or its initial Capital Contribution (net of liabilities that the Company assumes or takes subject to under Section 752 of the Code) and shall be (a) increased by (i) any additional Capital Contributions (net of liabilities that the Company assumes or takes subject to under Section 752 of the Code) made by such Member pursuant to the terms of this Agreement and (ii) such Member's share of Profits allocated to such Member pursuant to Article V; and (b) decreased by (x) such Member's share of Losses allocated to such Member pursuant to Article V and (y) any Distributions to such Member of cash or the Fair Market Value of any other property (net of liabilities such Member assumes or takes subject to under Section 752 of the Code) distributed to such Member; and (c) adjustments as otherwise required by the Code and the regulations thereunder, including but not limited to, the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Any references in this Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be increased or decreased from time to time as set forth above.

4.2   Computation of Profits and Losses. For purposes of computing the amount of any item of income, gain, loss, deduction or expense to be reflected in Capital Accounts, the determination, recognition and classification of each such item for each Fiscal Year or other period shall be determined by the Managers on the advice of the certified public accountant who prepares the Company's Federal income tax returns determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(a)   any income that is exempt from Federal income tax shall be added to such taxable income or losses;

(b)   any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i), shall be subtracted from such taxable income or losses;

(c)   if the Book Value of any Company property is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(e) (in connection with a distribution of such property) or 1.704-1(b)(2)(iv)(f) (in connection with a revaluation of Capital Accounts), then the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property;

(d)   if property that is reflected on the books of the Company has a Book Value that differs from the adjusted tax basis of such property, then depreciation, amortization and gain or loss with respect to such property shall be determined by reference to such Book Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g); and

(e)   to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Sections 732(d), 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

4.3   Negative Capital Accounts. No Member shall be required to pay to the Company or any other Member any deficit or negative balance which may exist from time to time in such Member's Capital Account.

4.4   Company Capital. No Member shall be paid interest on any Capital Contribution to the Company or on such Member's Capital Account, and no Member shall have any right (a) to demand the return of such Member's Capital Contribution or any other distribution from the Company (whether upon resignation, withdrawal or otherwise), except upon dissolution of the Company pursuant to Article XII hereof or pursuant to any other applicable provision hereof or (b) to cause a partition of the Company's assets.

4.5   Adjustments to Book Value. The Managers shall adjust the Book Value of its assets to Fair Market Value in accordance with Treasury Regulation Section I.704-I(b)(2)(iv)(f) as of the following times: (a) immediately prior to the issuance of Units in the Company; (b) in connection with the Distribution by the Company to a Member of more than a de minimis amount of Company assets, including cash, if as a result of such Distribution, such Member's interest in the Company is reduced; and (c) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g). Any such increase or decrease in Book Value of an asset shall be allocated as a Profit or Loss to the Capital Accounts of the Members under Section 5.4 (determined immediately prior to the issuance of the new Units or the distribution of assets in an ownership reduction transaction).

ARTICLE V
DISTRIBUTIONS; ALLOCATIONS OF
PROFITS AND LOSSES

5.1   Generally.   Subject to the provision of Article V and Article XII of this Agreement, the Managers shall have sole discretion regarding the amounts and timing of distributions to Members, in each case subject to the retention of, or payment to Independent Third Parties of, such funds or reserves as it deems reasonably necessary with respect to the reasonable anticipated business needs of the Company which shall include, without limitation, the payment or the making of provision for the payment when due of Company obligations, including the payment of any management or administrative fees and expenses or any other obligations.

5.2   Distributions.

5.2.1   General Distributions. Subject to Section 5.2.2, Section 5.3, Section 5.5 and applicable law, Distributions, including Distributions in liquidation of the Company solely under Section 12.3, shall be made when and as declared by the Managers as follows:

(a)   First, Members who render services to the Company are entitled to such compensation as may be agreed upon by the Managers from time to time. Any compensation paid to a Member for services rendered will be treated as an expense of the Company and a guaranteed payment within the meaning of Section §707(c) of the Code, and the amount of the compensation will not be charged against the share of profits of the Company that would otherwise be allocated to the Member. Members are also entitled to reimbursement from the Company for reasonable expenses incurred on behalf of the Company, including expenses incurred in the formation, dissolution, and liquidation of the Company.

(b)   Second, to each Member in an amount equal to (x) the aggregate amount to be Distributed to all Members multiplied by (y) such Member's Percentage Interest.

(c) Third, at any time, and from time to time, the Company may distribute to its Members securities or other property held by the Company; provided that any such distribution shall not satisfy any of the Company's obligations pursuant to Section 5.3. In any distribution pursuant to this Section 5.2.1(c), the property so distributed will be distributed among the Members in the same proportions as cash equal to the Fair Market Value of such property would be distributed among the Members pursuant to Section 5.2.1(a). The Managers may require as a condition to the distribution of securities hereunder that the Members execute and deliver such documents as the Managers may deem necessary or appropriate to ensure compliance with all U.S. federal and state securities laws which apply to such distribution and any further transfer of the distributed securities, and may appropriately legend the certificates which represent such securities to reflect any restriction on transfer with respect to such laws.

5.2.2 Return of Initial Capital. The Members acknowledge and agree that the Members have made capital contributions to the Company, as set forth on Schedule A (the "Member Capital Contributions"). Schedule A may be updated from time to time to reflect any additional capital contributions made by the Members or any other Member.

5.3 Tax Distributions.

5.3.1 The Tax Matters Member shall, subject to applicable covenants and restrictions contained in the Company's loan agreements, cause the Company to distribute to the Members with respect to each fiscal year of the Company an amount of cash (a "Tax Distribution") which in the good faith judgment of the Managers equals (a) the amount of taxable income, if any, allocable to the Members in respect of the applicable period, multiplied by (b) the combined maximum federal, state and local income tax rate to be applied with respect to such taxable income for any Member (or, if any Member is a pass-through entity for federal income tax purposes, any Person owning an equity interest in such Member) ("Applicable Tax Rate"), with such distribution to be made to the Members in the same proportions that taxable income was allocable to the Members during such fiscal period. The Tax Distribution for a fiscal year shall be made on such date determined by the Tax Matters Member prior to April 15 of the subsequent calendar year.

5.3.2 To the extent the Tax Distributions made to the Members with respect to a Fiscal Year is less than (a) the amount of taxable income, if any, allocable to the Members in respect of such Fiscal Year, multiplied by (b) the Applicable Tax Rate (the "Tax Distribution Shortfall"), the Managers shall cause the Company to distribute cash equal to the Tax Distribution Shortfall to Members, in proportion to their relative Tax Distribution Shortfall amounts, by April 15 of the following Fiscal Year. All tax distributions made under this Section 5.3 shall be treated as having been distributed pursuant to Section 5.2.1(a), and shall reduce future amounts otherwise distributable under such subsections.

5.3.3 The Company shall use reasonable commercial efforts to make Tax Distributions within 30 days of the end of each fiscal quarter. If the Company does not have sufficient funds to make a Tax Distribution or distributions for any Tax Distribution

Shortfalls, the Company shall use best efforts to borrow an amount necessary to fund such distributions.

5.4   Allocation of Profits and Losses. For each Fiscal Year of the Company, after adjusting each Member's Capital Account for all Capital Contributions and distributions during such Fiscal Year and all special allocations pursuant to Section 5.5 with respect to such Fiscal Year, all Profits and Losses (other than Profits and Losses specially allocated pursuant to Section 5.5) shall be allocated to the Members, pro rata in proportion to their Percentage Interest.

5.5   Special Allocations. Notwithstanding the provisions of Section 5.4:

5.5.1   Nonrecourse Deductions shall be allocated to the Members, pro rata in proportion to their Percentage Interests. If there is a net decrease in Company Minimum Gain during any Taxable Year, each Member shall be specially allocated items of taxable income or gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulation Section 1.704-2(f)(6). This paragraph is intended to comply with the minimum gain chargeback requirements in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

5.5.2   Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i). Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Member Minimum Gain during any Taxable Year, each Member that has a share of such Member Minimum Gain shall be specially allocated items of taxable income or gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to that Member's share of the net decrease in Member Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2). This paragraph is intended to comply with the minimum gain chargeback requirements in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

5.5.3   If any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Section 1.704-l(b)(2)(ii)(d)(4), (5) or (6), items of taxable income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the adjusted capital account deficit (determined according to Treasury Regulation Section 1.704-1(b)(2)(ii)(d)) created by such adjustments, allocations or distributions as quickly as possible. This paragraph is intended to comply with the qualified income offset requirements in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

5.5.4   The allocations set forth in Sections 5.5.1, 5.5.2, or 5.5.3 above (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article V (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Profits and Losses among Members so that, to the extent possible, the net amount of such allocations of Profits and Losses and other items and the Regulatory Allocations (including Regulatory Allocations that, although not yet made, are expected to be made in the future) to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

5.6   Amounts Withheld. All amounts withheld pursuant to Section 13.11 from any distribution to a Member shall be treated as amounts distributed to such Member pursuant to this Article V for all purposes under this Agreement.

5.7   Tax Allocations: Code Section 704(c).

5.7.1 The income, gains, losses, deductions and expenses of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and expenses among the Members for computing their Capital Accounts, except that if any such allocation is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses, deductions and expenses shall be allocated among the Members so as to reflect as nearly as possible the allocations set forth herein in computing their Capital Accounts.

5.7.2 In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, deduction and expense with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value at the time of contribution in accordance with the "traditional method" described in Section 1.704-3(b) of the Treasury Regulations.

5.7.3 If the Book Value of any Company asset is adjusted pursuant to Section 4.5, subsequent allocations of items of taxable income, gain, loss, deduction and expense with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

5.7.4 Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intent of this Agreement. Allocations pursuant to this Section 5.7 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or Distributions pursuant to any provisions of this Agreement.

ARTICLE VI
BOARD OF MANAGERS

6.1　　Management by the Board of Managers. Except for situations in which the approval of the Members is required by this Agreement or by nonwaivable provisions of the Act or other applicable law, (a) the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of a board of managers of the Company (the "Board") and the persons constituting the Board shall be the "managers" of the Company for all purposes of the Act (the "Managers"). The Managers may make all decisions and take all actions for the Company not otherwise provided for in this Agreement. The Managers may be appointed or removed from time to time by the holders of a majority of the Units.

6.2　　Board Meetings. The Company may hold meetings of the Board from time to time at the Company's principal offices or such other place as the Board shall designate. The Board shall meet as and when the members of the Board deem necessary. Regular meetings of the Board may be held at any time or date which has been designated by the Board and publicized among all Managers, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board. Notice of the time and place of all special meetings of the Board shall be orally or in writing, by telephone, including a voice messaging system or by electronic mail or other electronic means, during normal business hours, at least twenty- four (24) hours before the date and time of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any Manager by attendance thereat, except when the Manager attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

6.3　　Quorum and Voting. A quorum of the Board shall consist of a majority of the exact number of Managers fixed from time to time by the Board; provided, however, at any meeting, whether a quorum be present or otherwise, a majority of the Managers present may adjourn from time to time until the time fixed for the next regular meeting of the Board, without notice other than by announcement at the meeting. All questions and business shall be determined by the affirmative vote of a majority of the Managers present at the meeting, unless a different vote be required by law, the Certificate or this Agreement.

6.4　　Meetings by Electronic Communications Equipment. Any Manager may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

6.5　　Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if a majority of the Managers consent thereto in writing or by electronic transmission (including by electronic mail), and such writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Board. Such consent shall be treated for all purposes as the act of the Board.

6.6 <u>Authority of Managers</u>. The Managers are authorized on the Company's behalf to make all decisions as to (a) the sale, lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and (g) the employment of persons, firms or corporations for the operation and management of the Company's business. In the exercise of their management powers, the Managers are authorized to execute and deliver (1) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (2) all checks, drafts and other orders for the payment of the Company's funds; (3) all promissory notes, loans, security agreements and other similar documents; and (4) all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing.

6.7 <u>Delegation of Authority</u>. The Board by vote or resolution shall have the power to appoint officers and agents to act for the Company with such titles, if any, as the Board deems appropriate and to delegate to such officers or agents such of the powers as are granted to the Board hereunder, including the power to execute documents on behalf of the Company, as the Board may in its sole discretion determine; provided, however, that no such delegation by the Board shall cause the persons constituting the Board to cease to be the "managers" of the Company within the meaning of the Act. The officers so appointed may include persons holding titles such as Chairman, Chief Executive Officer, Chief Operating Officer, President, Chief Financial Officer, Executive Vice President, Vice President, Treasurer, Controller, Secretary or Assistant Secretary. Unless the authority of the officer in question is limited in the document appointing such officer or is otherwise specified by the Board, any officer so appointed shall have the same authority to act for the Company as a corresponding officer of a Delaware corporation would have to act for a Delaware corporation in the absence of a specific delegation of authority; provided, however, that unless such power is specifically delegated to the officer in question by the Board either for a specific transaction or generally, no such officer shall have the power to lease or acquire real property, to borrow money, to issue notes, debentures, securities, equity or other interests of or in the Company, to make investments in (other than the investment of surplus cash in the ordinary course of business) or to acquire securities or assets of any Person, to give guarantees or indemnities, to merge, liquidate or dissolve the Company or to sell or lease all or any substantial portion of the assets of the Company. The initial officers of the Company, who may be removed by the Board with or without cause, are as follows:

Chief Executive Officer – Javier Castro

President – Pier Paolo Colonnello

Chief Financial Officer – Chris Harvey

Head of Design – Paulina Diaz

6.8 <u>Major Decisions</u>. Notwithstanding anything to the contrary in this Agreement, authority to take the following actions (each, a "<u>Major Decision</u>") shall require the approval of the Managers and Members holding a majority of the outstanding Units voting (or acting by written consent) as a single class (a "<u>Majority of the Members</u>"):

(a) Any amendment to this Agreement or the Certificate if such amendment materially adversely affects the rights of the holders of the Units;

(b) The merger or consolidation of the Company with another entity;

(c) The sale of all or substantially all of the Company's assets; or

(d) The dissolution, winding up or liquidation of or filing by the Company of a petition for bankruptcy, insolvency, reorganization or other similar matter under any federal or state law.

ARTICLE VII
<u>MEETINGS OF MEMBERS</u>

7.1 <u>Member Meetings</u>.

7.1.1 A quorum shall be present at a meeting of Members if the Members holding a majority of the Units entitled to vote are represented at the meeting in person or by proxy. With respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of all Members entitled to vote is required by the Act, the affirmative vote of the Members holding a majority of the Units entitled to vote at a meeting of Members at which a quorum is present shall be the act of the Members.

7.1.2 All meetings of the Members shall be held at the principal place of business of the Company or at such other place within or without the State of Delaware as shall be specified or fixed in the notices or waivers of notice thereof; <u>provided</u> <u>that</u> any or all Members may participate in any such meeting by means of conference telephone or similar communications equipment pursuant to Section 7.4.

7.1.3 Notwithstanding the other provisions of this Agreement or the Certificate, the Members holding a majority of the Units entitled to vote shall have the power to adjourn such meeting from time to time, without any notice other than announcement at the meeting of the time and place of the holding of the adjourned meeting. If such meeting is adjourned by the Members, such time and place shall be determined by a vote of the Members holding a majority of the Units. Upon the resumption of such adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally called.

7.1.4 Meetings of the Members for any proper purpose or purposes may be called at any time by the Members holding a majority of the Units entitled to vote of all Members. If not otherwise stated in or fixed in accordance with the remaining provisions hereof, the record date for determining Members entitled to call a meeting is the date any Member first signs the notice of that meeting. Only business within the purpose or purposes described in the notice (or waiver thereof) required by this Agreement may be conducted at a meeting of the Members.

7.1.5 Written or printed notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the Members calling the meeting, to each Member entitled to vote at such meeting.

7.1.6 The date on which notice of a meeting of Members is mailed or the date on which the resolution of the Members declaring a Distribution is adopted, as the case may be, shall be the record date for the determination of the Members entitled to notice of or to vote at such meeting (including any adjournment thereof) or the Members entitled to receive such Distribution.

7.2 Proxies. A Member may vote either in person or by proxy executed in writing by the Member. A telegram or similar transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall be treated as an execution in writing for purposes of this Section 7.2. Proxies for use at any meeting of Members or in connection with the taking of any action by written consent shall be filed with the Company, before or at the time of the meeting or execution of the written consent as the case may be. All proxies shall be received and taken charge of and all ballots shall be received and canvassed by the Manager, who shall decide all questions concerning the qualification of voters, the validity of the proxies and the acceptance or rejection of votes, unless an inspector or inspectors shall have been appointed by the chairman of the meeting, in which event such inspector or inspectors shall decide all such questions. No proxy shall be valid after 11 months from the date of its execution unless otherwise provided in the proxy. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest.

7.3 Conduct of Meetings. All meetings of the Members shall be presided over by the chairman of the meeting. The chairman of any meeting of Members shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order.

7.4 Action by Written Consent or Telephone Conference.

7.4.1 Any action required or permitted to be taken at any meeting of Members may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Member or Members holding not less than the minimum percentage of Units that would be necessary to take such action at a meeting at which all Members entitled to vote on the action were present and voted. Prompt notice of the action so taken without a meeting shall be given to those Members entitled to vote or consent who have not consented in writing. Any action taken pursuant to such written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereof.

7.4.2 Members may participate in and hold a meeting by means of conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE VIII
EXCULPATION AND INDEMNIFICATION

8.1   Exculpation.   No Manager shall be liable to any other Manager, the Company or to any Member, by reason of being a Manager, for any loss suffered by the Company except as set forth in the Act. The Manager(s) shall not be liable for errors in judgment or for any acts or omissions except as set forth in the Act. Any Manager may consult with counsel and accountants and any member, manager, officer, employee or committee of the Company or other professional expert in respect of Company affairs.

8.2   Right to Indemnification.   Subject to the limitations and conditions as provided in this Article VIII and the Act, each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he or she, or a Person of whom he or she is the legal representative, is or was a Manager or officer of the Company or while a Manager or officer of the Company is or was serving at the request of the Company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, shall be indemnified by the Company to the fullest extent permitted by the Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, attorneys' fees) (collectively, "Damages") actually incurred by such Person in connection with such Proceeding, except to the extent provided in the Act. The rights granted pursuant to this Article VIII shall be deemed contract rights, and no amendment, modification or repeal of this Article VIII shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Article VIII could involve indemnification for negligence or under theories of strict liability.

8.3   Advance Payment. The right to indemnification conferred in this Article VIII shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a Person of the type entitled to be indemnified under Section 8.2 who was, is or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the Person's ultimate entitlement to indemnification; provided, however, that he or she has met the standard of conduct necessary for indemnification under this Article VIII and has provided the Company a written undertaking, by or on behalf of such Person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under this Article VIII or otherwise.

8.4   Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article VIII shall not be exclusive of any other right which a Manager, officer or other Person indemnified pursuant to Section 8.2 may have or hereafter acquire under any law (common or statutory), provision of the Certificate or this Agreement, agreement, vote of Members or disinterested Manager(s) or otherwise.

8.5   Insurance. The Company may purchase and maintain insurance, at its expense, to protect itself and any Person who is or was serving as a Manager, officer or agent of the Company or is or was serving at the request of the Company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited ability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under this Article VIII.

8.6   Savings Clause. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Manager or any other Person indemnified pursuant to this Article VIII as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE IX
TAXES

9.1   Tax Returns. The Managers shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, including making any elections the Managers may deem appropriate and in the best interests of the Members. Each Member shall furnish to the Managers all pertinent information in its possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

9.2 <u>Tax Matters Member; Partnership Representative</u>. Each Manager shall be the "tax matters partner" of the Company pursuant to Section 6231(a)(7) of the Code (the "<u>Tax Matters Member</u>"). The Tax Matters Member is authorized to (i) represent the Company before the Internal Revenue Service and any other governmental agency with jurisdiction, and to sign such consents and to enter into settlements and other agreements with such agencies as the Managers deem necessary or advisable, and (ii) in its sole discretion, make or revoke any election under the Code or the Treasury Regulations issued thereunder (including for this purpose any new or amended Treasury Regulations issued after the date of formation of the Company) with the prior consent of the Managers. The Company shall, to the fullest extent permitted by law, reimburse and indemnify the Tax Matters Member for all reasonable expenses, including reasonable legal and accounting fees, claims, liabilities, losses and damages incurred by the Tax Matters Member in connection with any administrative or judicial proceeding with respect to the tax liability of the Company and/or the Members in connection with the operations of the Company. The Tax Matters Member may be removed and replaced, at any time, at the written request of the Members holding a majority of the Units. The provisions of this Section 9.2 shall survive the termination of the Company or the termination of any Member's interest in the Company and shall remain binding on the Members for as long a period of time as is necessary to resolve with the Internal Revenue Service any and all matters regarding the federal income taxation of the Company or the Members.

9.3 <u>Tax Reports</u>. The Company shall provide to each Member within 120 days after the end of each Taxable Year, the Company's tax return and Form K-1 for such Taxable Year, and such other information as may be necessary for the preparation of each such Member's United States federal and state income tax returns. The Company shall also provide to each Member within 75 days after the end of each taxable year estimated amounts to be reported on the Form K-1 for such taxable year, including all such information needed to estimate taxable income for purposes of extending income tax returns for such taxable year.

9.4 <u>Partnership Representative</u>. With respect to each taxable year of the Company commencing on or after January 1, 2018: (i) except as otherwise provided herein, the Bipartisan Budget Act of 2015, P.L. 114-74, as amended, and the Treasury Regulations promulgated thereunder (collectively, the "<u>BBA</u>") shall apply to tax audits of the Company and (ii) this Section 9.4 shall control the Company's handling of matters with the Internal Revenue Service.

9.4.1 <u>The BBA Opt Out Regime</u>. For any year in which the Company is eligible to make the election in Section 6221(b) to opt out of Subchapter C of Chapter 63 of the Code (the "<u>BBA Opt Out Regime</u>"), the Managers, in their discretion, may cause the Company to timely make such election in accordance with the provisions set forth in Section 6221 of the Code as amended by the BBA. In such event, the Members hereby acknowledge and agree that any examination by the Internal Revenue Service shall be conducted at the Member level rather than the Company level.

9.4.2 Appointment of the Partnership Representative; Authority of the Partnership Representative. Effective for all Fiscal Years commencing on or after January 1, 2018, one or more of the Managers is hereby designated as the initial "partnership representative" of the Company pursuant to Section 6223(a) of the Code as amended by the BBA (the "Partnership Representative"). The Managers, may, from time to time, designate any other Person as the Partnership Representative in lieu of the original Partnership Representative in accordance with Section 6223 of the Code, and any Person so designated shall cease to be the Partnership Representative whenever the Managers designate any other Person to be the successor Partnership Representative in accordance with this Section 9.4. The Partnership Representative, in its sole discretion, shall have the right to make on behalf of the Company any and all elections and take any and all actions that are available to be made or taken by the Partnership Representative or the Company under the BBA (including an election under Section 6226 of the Code as amended by the BBA), and the Members shall take such actions requested by the Partnership Representative consistent with any such elections made and actions requested by the Partnership Representative, including filing amended tax returns and paying any tax due in accordance with Section 6225(c)(2) of the Code as amended by the BBA.

9.4.3 The BBA Alternative Regime. If the Company receives a notice of final partnership adjustment with respect to any Fiscal Year (each, a "Reviewed Year"), then, no later than forty-five (45) days after the receipt of such notice, the Partnership Representative may: (i) elect the application of Code Section 6226 (the "BBA Alternative Regime"), as amended by the BBA, to such final partnership adjustment, and (ii) furnish to each Member who was a Member during such Reviewed Year (each, a "Reviewed Year Member") with the statement required by Code Section 6226(a), as amended by the BBA. In such event, each Reviewed Year Member hereby agrees to take any adjustment to income, gain, loss, deduction, or credit (as determined in the notice of final partnership adjustment) into account to the full extent provided for in Section 6226(b) of the Code (as amended by the BBA) or the applicable corresponding provisions of state, local or foreign law.

9.4.4 The BBA Default Regime and the Company's Payment of any Imputed Underpayments. If, for any Fiscal Year in which the BBA Opt Out Regime does not apply and for any Fiscal Year in which the Partnership Representative does not elect to have the BBA Alternative Regime apply with respect to a final partnership adjustment pursuant to Section 9.4 above, the "default regime" under Code Section 6221(a) (the "BBA Default Regime") shall apply and the Partnership Representative shall, on behalf of the Company, make any and all payments to the Internal Revenue Service in connection with any imputed underpayment liability. Further, the Partnership Representative shall use commercially reasonable efforts to: (i) make any modifications available under Code Section 6225(c)(3), (4) and (5), as amended by the BBA, and (ii) if requested by a Member, provide to such Member information allowing such Member to file an amended federal income tax return, as described in Code Section 6225(c)(2) as amended by the

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BBA, to the extent that such amended return and payment of any related federal income taxes would reduce any taxes payable by the Company with respect to the imputed underpayment amount (after taking into account any modifications described in clause (i)).

9.4.5 <u>Members Reimbursement Obligations to the Company</u>. If the Company pays any imputed adjustment amount under Code Section 6225 as amended by the BBA, the Managers shall seek payment from the Members (including any former Member) to whom such liability relates, and each such Member (including any former Member) hereby agrees to pay such amount to the Company, and such amount shall not be treated as a Capital Contribution. Any amount not paid under the preceding sentence by a Member (or former Member) at the time requested by the Managers shall accrue interest until paid at the prime rate of interest as published in the eastern edition in the Wall Street Journal as of the day that such amount becomes due to the Company pursuant to this paragraph, and such Member (or former Member) shall also be liable to the Company for any damages resulting from a delay in making such payment beyond the date such payment is requested by the Manager. Without reduction in any Member's (or former Member's) obligation under the preceding sentences of this Section, any imputed adjustment amount paid by the Company that is attributable to a Member (or former Member), and that is not paid by such Member shall be treated as a distribution to such Member (or former Member).

9.4.6 <u>Member Notice and Participation</u>. No later than ten (10) business days after it has knowledge of any tax audit or tax proceeding, the Partnership Representative shall notify the Members of the existence of any such tax audit or tax examination of the Company. Each Member shall have the right to have a tax advisor of its own choosing participate in, but not direct, the prosecution or defense of such tax audit or tax examination at such Member's sole expense. The Partnership Representative shall make commercially reasonable efforts to facilitate such tax advisor's participation. Before the Partnership Representative enters into any settlement with respect to a tax audit or tax examination of the Company, such settlement shall be approved by as a Major Decision in accordance with this Agreement.

9.4.7 <u>Indemnity from Former Members</u>. To the extent that a portion of the tax liabilities imposed under Code Section 6225 as amended by the BBA relates to a former Member of the Company, the Managers may require a former Member to indemnify the Company for its allocable portion of such tax. Each Member acknowledges that, notwithstanding the transfer or redemption of all or any portion of its Membership Interest, such Member may remain liable for tax liabilities with respect to its allocable share of income and gain of the Company for the Company's taxable years (or portions thereof) prior to such transfer or redemption.

9.4.8 <u>Survival of Obligations</u>. The obligations of each Member or former Member under this Section 9.4 shall survive the transfer or redemption by such Member of its Company Interest and the termination of this Agreement or the dissolution of the Company, and shall remain binding on the Members and former Members for such period of time as necessary to resolve all matters regarding the federal income taxation of the Company.

9.4.9 Miscellaneous. Each Member agrees in respect of any year in which that Member had a Capital Account in the Company that, except to the extent the Partnership Representative expressly agrees otherwise with him or her or it, he or she or it shall not: (i) treat, on his or her or its individual income Tax returns, any item of income, gain, loss, deduction or credit of the Company in a manner inconsistent with the treatment of that item by the Company, as reflected on the Schedule K-1 or other information statement the Company provides him or her or it, or (ii) file any claim for refund relating to any such item based on, or that would result in, any such inconsistent treatment. Any reasonable costs incurred by the Partnership Representative for retaining accountants and/or lawyers on behalf of the Company in connection with any Internal Revenue Service audit of the Company shall be expenses of the Company.

ARTICLE X
BOOKS AND RECORDS

The Company shall keep books and records of accounts and shall keep minutes of the proceedings of its Members. The Fiscal Year shall be the accounting year of the Company. Such books and records shall be open to the inspection and copying by all Members in person or by their duly authorized representative during business hours.

ARTICLE XI
TRANSFERS

11.1   Assignment by Members.

11.1.1 Except in connection with (i) an Approved Sale or Transfer permitted pursuant to this Article XI or (ii) any Transfer of Units by any Member among its Affiliates or Family Group (collectively, the "Permitted Transferees"), no Member shall sell, pledge, assign or transfer, or offer to sell, pledge, assign or transfer or otherwise Dispose of (a "Transfer") all or any part of such Member's Units or other interests in the Company (whether voluntarily or involuntarily) without the prior consent of the Managers. Notwithstanding the foregoing, no party hereto shall avoid the provisions of this Agreement by (A) making one or more Transfers to one or more Permitted Transferees and then disposing of all or any portion of such party's interest in any such Permitted Transferee or (B) by Transferring the securities of any entity which only holds Units directly or indirectly, and no Member may permit any of its direct and indirect owners to Transfer the interest in the Company without complying with the provisions of this Agreement, mutatis mutandis.

11.1.2 If a Transfer is made in compliance with this Agreement, the restrictions set forth in Section 11.1.1 shall continue to apply to the assignee or transferee with respect to all future Transfers. As a condition to any Transfer to a Permitted Transferee, the transferee must have agreed in writing to be bound by the provisions of this Agreement affecting the Units so transferred and a copy of such writing must be delivered to the Company.

11.2   Void Assignment.   Any Transfer by any Member of any Units or other interests in the Company in contravention of this Agreement shall be void and ineffectual and shall not bind or be recognized by the Company or any other party.   No purported assignee shall have any right to any Profits, Losses or Distributions of the Company.

11.3   Rights of First Refusal.   Each Member shall be subject to a right of first refusal as set forth in this Section 11.3.

11.3.1   If a Member wishes to Transfer (other than to any Permitted Transferee) all or any portion of the Units held by such Member, then such Member (the "Transferring Member") must have received, prior to making or agreeing to make such Transfer, a bona fide written offer for such Member's Units that such Member proposes to sell, including in such offer an agreement in writing, to become a party to this Agreement and become subject to all the obligations of a Member hereunder.   Before making or agreeing to make such Transfer, such Transferring Member shall give notice to the Company and the other Members (the party receiving a notice being hereinafter the "Offeree") of the proposed transferee or transferees thereof and of the price per Unit and all other material terms and conditions of the proposed Transfer (such notice to include a copy of such bona fide written offer and is hereinafter referred to as the "First Refusal Notice").   The First Refusal Notice shall constitute an offer (the "First Refusal Offer") by the Transferring Member to Transfer to the Offeree all, but not less than all, the Units that were the subject of the written offer of a third party, upon the terms set forth in the First Refusal Notice.   A Principal Member may only propose to Transfer such Member's Units in exchange for cash or readily marketable securities that are traded on a nationally recognized stock exchange or trading system and the First Refusal Notice shall specify the fair market value of such consideration to be paid for the Units.   The date on which the First Refusal Notice has been notified to the Offerees in accordance with this Agreement is referred to herein as the "Notice Date."

11.3.2   The Company shall have the first and prior right to accept all of the offered Units.   If the Company does not elect to purchase all of the offered Unites within ten days of delivery of the First Refusal Notice, the other Offerees, by written notice to the Transferring Member, may accept the First Refusal Offer to purchase the offered Units pro rata in accordance with such Member's Units (with the right of oversubscription among interested Offerees pro rata in accordance with their respective Units).   The First Refusal Offer may be accepted only by delivering written notice (the "Acceptance Notice") to the Transferring Member on or before 30 days following the Notice Date (the "Acceptance Date").   The Acceptance Notice shall constitute a valid, legally binding and enforceable agreement for the Transfer of the maximum number of Units specified in the Acceptance Notice.   The Units shall be allocated among Offeree(s) who have timely delivered an Acceptance Notice pro rata in accordance with their ownership percentage in the Company until all Units have been allocated among such Offeree(s).   If the Offeree(s) accept to purchase all of the Unis specified in the First Refusal Offer, the Transfer of the Units shall close at a place and on a date mutually agreeable to the

Transferring Member and the Offeree(s) not more than 20 days after the Acceptance Date (the "Closing Date"). Subject to customary closing conditions, on the Closing Date, the Offeree(s) shall deliver to the Transferring Member the consideration to be exchanged for the Units and the Transferring Member shall execute and deliver to the Offeree(s) all documents required to affect the Transfer of the Units, free of any liens or encumbrances whatsoever.

11.3.3 If the First Refusal Offer is not accepted in a timely manner with respect to all of the Units specified therein or the Closing Date does not occur (other than as a result of an action or omission by the Transferring Member), the Transferring Member shall be permitted to transfer all, but not less than all, of the Units specified in the First Refusal Notice if such Transferring Member still desires to do so. Such Transfer must (i) be made to the proposed transferee identified in the First Refusal Notice, and shall be made only in accordance, in all material respects, with the consideration and other terms of the proposed Transfer described in the First Refusal Notice and (ii) be consummated within 60 days of the Acceptance Date. In the event the Transferring Member fails, prior to the date provided for in the immediately preceding sentence, to consummate such proposed Transfer on the terms set forth herein, then such Transfer may not be made and, prior to any subsequent Transfer of all or part of his Units, the Transferring Member again shall be required to give the Offeree(s) notice thereof in accordance with Section 11.3, and the procedure regarding a First Refusal Offer shall again be applicable with respect thereto.

11.4   Sale of the Company.

11.4.1 If the Members holding a majority of the Units approve a Sale of the Company (an "Approved Sale") and deliver written notice to each Member invoking the provisions of this Section 11.4 regarding an Approved Sale, each Member shall vote for, consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as (i) a merger or consolidation, each Member shall waive any dissenters' rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) a sale of Units (or a sale of capital stock upon conversion), each Member shall agree to sell all of his, her or its Units and/or rights to acquire Units on the terms and conditions approved by the Members holding a majority of the Units. Each Member shall take all necessary or desirable actions in connection with the consummation of the Approved Sale as requested by the Company.

11.4.2 In the event of an Approved Sale involving a sale or exchange by the Members holding all or substantially all of the Units (whether by sale, merger, recapitalization, reorganization, consolidation, combination or otherwise or a sale of capital stock upon conversion), each Member shall receive in exchange for the Units held by such Member the same portion of the aggregate consideration from such sale or exchange that such Member would have received if such aggregate consideration had been instead received by the Company and then distributed by the Company in complete liquidation pursuant to the rights and preferences set forth in Section 12.2 after taking into account all prior distributions.

11.5   Substituted Member.

11.5.1 An assignee of any Units or other interests in the Company of a Member, or any portion thereof, shall become a substituted Member entitled to all the rights of a Member if and only if the assignor gives the assignee such right and the Managers have granted their prior written consent to such assignment and substitution, which consent may be withheld in the sole discretion of the Managers; provided, however, a Permitted Transferee described in Section 11.1.1 shall be automatically admitted as a substituted Member upon such transferee executing and delivering a counterpart signature page to this Agreement and agreeing to be bound by this Agreement.

11.5.2 Upon the admission of a substituted Member, Schedule A attached hereto shall be amended to reflect the name and number of Units and other interests in the Company of such substituted Member and to eliminate the name and address of and other information relating to the assigning Member with regard to the assigned Units and other interests in the Company.

11.6   Effect of Assignment.

11.6.1 Any Member who shall assign any Units or other interest in the Company shall cease to be a Member of the Company with respect to such Units or other interest and shall no longer have any rights or privileges of a Member with respect to such Units or other interest.

11.6.2 Any Person who acquires in any manner whatsoever any Units or other interest in the Company, irrespective of whether such Person has accepted and adopted in writing the terms and provisions of this Agreement, shall be deemed by the acceptance of the benefits of the acquisition thereof to have agreed to be subject to and bound by all the terms and conditions of this Agreement that any predecessor in such Units or other interest in the Company of such Person was subject to or by which such predecessor was bound.

11.7   Withdrawal. A Member may voluntarily withdraw from the Company only with the consent of, and subject to the terms and conditions approved by, Members holding a majority of the Units, such withdrawal to become effective upon the date fixed by such Members. Until such withdrawal becomes effective, such Member shall in all respects continue to be a Member.

ARTICLE XII
DISSOLUTION, LIQUIDATION AND TERMINATION

12.1   Dissolution. The Company shall be dissolved and its affairs shall be wound up on the first to occur of the following:

(a)   the written consent of the Members holding a majority of the Units; or

(b)   the entry of a decree of judicial dissolution of the Company under the Act.

The withdrawal, death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the Company, shall not cause a dissolution of the Company.

12.2   Liquidation and Termination. On dissolution of the Company, the Managers shall act as the liquidator or may appoint one or more persons as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Managers. The steps to be accomplished by the liquidator are as follows:

(a)   as promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(b)   the liquidator shall cause the notice described in the Act to be mailed to each known creditor of and claimant against the Company in the manner described thereunder;

(c)   the liquidator shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including, without limitation, all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof;

(d)   the liquidator shall make reasonable provision to pay all contingent, conditional or unmatured contractual claims known to the Company;

(e)   the liquidator shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the Company which is the subject of a pending action, suit or proceeding to which the Company is a party;

(f)   the liquidator shall make such provision as will be reasonably likely to be sufficient for claims that have not been made known to the Company or that have not arisen but that, based on facts known to the Company, are likely to arise or to become known to the Company after the date of dissolution; and

(g)   all remaining assets of the Company shall be distributed to the Members in accordance with Section 12.3 by the end of the taxable year of the Company during which the liquidation of the Company occurs (or, if later, 90 days after the date of the liquidation).

All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses and liabilities theretofore incurred or for which the Company has committed prior to the date of termination, and those costs, expenses and liabilities shall be allocated to the distributees pursuant to this Section 12.2. The distribution of cash and/or property to a Member in accordance with the provisions of this Section 12.2 constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its interest in the Company and all of the Company's property and constitutes a compromise to which all Members have consented within the meaning of the Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

12.3   Liquidating Distributions. Subject to the provisions of Section 12.2, distributions in liquidation of the Company shall be made as set forth in Section 5.2.1.

ARTICLE XIII
GENERAL PROVISIONS

13.1   Offset. Whenever the Company is to pay any sum to any Member, any amounts that such Member owes to the Company may be deducted from that sum before payment.

13.2   Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested or by delivering that writing to the recipient in person, by courier or by facsimile or email transmission. A notice, request, or consent given under this Agreement is effective on receipt by the Person to whom it was sent. All notices, requests, and consents to be sent to a Member must be sent to or made at the address given for that Member as set forth on Schedule A attached hereto or in the Company's books and records if such address is no longer applicable, or such other address as that Member may specify by notice to the Company and the other Members. Whenever any notice is required to be given by law, the Certificate or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

13.3   Entire Agreement. This Agreement constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

13.4   Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default.

13.5   Amendment or Modification. This Agreement may be amended or modified, and any party may waive any provision contained herein for its benefit, from time to time only by a written instrument adopted by the Members holding a majority of the Units; provided that that issuances of Units pursuant to the terms of, and in compliance with, Sections 3.4 or 3.5 will not itself be considered amendments or modifications to this Agreement.

13.6   Binding Effect. Subject to the restrictions on Transfers set forth in this Agreement, this Agreement is binding on and shall inure to the benefit of the Members and their respective heirs, legal representatives, successors and assigns.

13.7   Governing Law; Arbitration.

(a)   This Agreement is governed by and shall be construed in accordance with the laws of the State of Delaware, excluding any conflict-of-laws rule or principle that might refer the governance of the construction of this Agreement to the law of another jurisdiction. Each of the parties hereto agrees that it will attempt to settle any dispute, claim or controversy arising under, out of, in connection with or relating in any way to this Agreement through good faith negotiations in the spirit of mutual cooperation between the parties hereto to resolve the controversy. Any such dispute, claim or controversy that cannot be resolved by the parties through good faith negotiations within thirty (30) days of notification to all the parties of the commencement of the dispute resolution procedures of this Section 13.7 will then be resolved solely and exclusively by binding arbitration conducted in accordance with the then effective Commercial Arbitration Rules of the American Arbitration Association by a sole arbitrator and the provisions of this Section 13.7. Such arbitrator shall be mutually agreeable to the parties hereto; provided, however, that if the parties cannot mutually agree upon the selection of an arbitrator, the arbitrator shall be selected in accordance with the rules of the then effective Commercial Arbitration Rules of the American Arbitration Association. The arbitration will be conducted in the English language in the principal place of business of the Company in Delaware or at another location if agreed to by all parties hereto.

(b)   The arbitrator's decision and award shall be made in writing and shall be issued in a final, confirmable form no more than 45 calendar days after the commencement of the arbitration hearing. The arbitrator shall not have the power to award damages that are specifically excluded under this Agreement, including but not limited to any punitive, special or exemplary damages. The decision and award of the arbitrator shall be final and binding on the parties and shall not be subject to appeal. Each party shall bear its own costs and fees in connection with any arbitration conducted pursuant to this Section 13.7 and any proceedings in connection therewith. Any party unsuccessfully refusing to comply with an order of the arbitrator shall be liable for costs and expenses, including reasonable attorneys' fees, incurred by the other party in enforcing the order.

(c)   Any application to compel arbitration, confirm or vacate an arbitral award or otherwise enforce this Section shall be brought in the federal or state courts located in Delaware or the principal place of business of the Company, to whose jurisdiction for such purposes the Parties hereby irrevocably consent and submit.

13.8   Severability. In the event of a direct conflict between the provisions of this Agreement and any provision of the Certificate or any mandatory provision of the Act, the applicable provision of the Certificate or the Act shall control. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law.

13.10 Further Assurances.   In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and the transactions contemplated hereby.

13.11 Indemnification and Reimbursement for Payments on Behalf of a Member. If the Company is obligated to pay any amount to a governmental agency (or otherwise makes a payment) because of a Member's status or otherwise specifically attributable to a Member (including, without limitation, federal withholding taxes with respect to foreign Persons, state personal property taxes, state unincorporated business taxes, etc.), then such Member (the "Indemnifying Member") shall indemnify the Company in full for the entire amount paid (including, without limitation, any interest, penalties and expenses associated with such payments). The amount to be indemnified shall be charged against the Capital Account of the Indemnifying Member, and, at the option of the Manager, either:

(a)   promptly upon notification of an obligation to indemnify the Company, the Indemnifying Member shall make a cash payment to the Company equal to the full amount to be indemnified (and the amount paid shall be added to the Indemnifying Member's Capital Account but shall not be treated as a Capital Contribution), or

(b)   the Company shall reduce distributions which would otherwise be made to the Indemnifying Member, until the Company has recovered the amount

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to be indemnified (and, notwithstanding Section 3.1, the amount withheld shall not be treated as a Capital Contribution).

13.12 Power of Attorney. Each of the undersigned Members does hereby constitute and appoint each Manager and liquidator with full power to act without the others (subject to the provisions of Article VI hereof), as such Member's true and lawful representative and attorney in-fact, in such Member's name, place and stead, to make, execute, sign, acknowledge and deliver or file in such form and substance as is approved by the Managers (a) all instruments, documents and certificates which may from time to time be required by any law to effectuate, implement and continue the valid and subsisting existence of the Company, or to qualify or continue the qualification of the Company in all jurisdictions in which the Company may conduct business or own property, and any amendment to, modification to, restatement of or cancellation of any such instrument, document or certificate, (b) all conveyances and other instruments, documents and certificates which may be required to effectuate the provisions of Section 11.3, and (c) all conveyances and other instruments, documents and certificates which may be required to effectuate the dissolution and termination of the Company approved in accordance with the terms of this Agreement. The powers of attorney granted herein shall be deemed to be coupled with an interest, shall be irrevocable, and shall survive the death, disability, incompetency, bankruptcy, insolvency or termination of any Member and the Transfer of all or any portion of such Member's Units, and shall extend to such Member's heirs, successors, assigns, and personal representatives.

13.13 Counterparts. This Agreement may be executed in multiple counterparts (including by means of facsimile or PDF) with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

13.14 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREUNDER, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREUNDER WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

13.15 Confidentiality. Subject to the other terms of this Section 13.15, each party shall hold in strict confidence and shall not directly or indirectly disclose (whether orally or in writing) to any other Person any Confidential Information or use any Confidential

Information for any purpose other than in furtherance of the Company's objectives. "Confidential Information" means any confidential or proprietary information of a party, including any information, disclosure, intellectual property, technical data, trade secret, or know-how (and any document, diagram, or other tangible embodiments thereof, whether or not marked "confidential" or "proprietary," whether of a technical nature or otherwise, whether conveyed orally, in writing, in electronic format, or by electronic or other means, and whether conveyed to or acquired by a party or to an affiliate thereof); except that Confidential Information does not include any information that has become (i) publicly known or made generally available, in each case through no wrongful act of any receiving party, including any act in violation of this Agreement, (ii) became known to a receiving party from a third party that does not have a duty of confidentiality with respect to such information, or (iii) is independently developed by the receiving party without access to the disclosing party's information. For purposes of this Section 13.15, the term "party" shall include the Company. Each party is permitted to disclose Confidential Information to the extent required by law, but only if such party promptly notifies the Company of the specifics of such requirement prior to the actual disclosure, uses commercially reasonable efforts to limit such disclosure and to obtain confidential treatment or a protective order for such information, and allows the Company to participate in such process undertaken to protect such information. Each party shall reasonably cooperate with each other party in connection with such process to protect such information. In the absence of a protective order or other appropriate remedy, each party is permitted to disclose only that portion of such Confidential Information that is legally required (as determined by such party's outside legal counsel) to be disclosed. Each party is permitted to disclose Confidential Information to such party's affiliates, and to their respective representatives, but only if such Person to which such party is disclosing Confidential Information is bound by confidentiality and non-use obligations (whether pursuant to a contract or a fiduciary or other similar duty) with respect to such Confidential Information that is substantially similar to those set forth in this section. Each party shall be responsible for any breach of this section by such party's affiliates and respective representatives.

* * * *

IN WITNESS WHEREOF, the Members have executed this Limited Liability Company Operating Agreement as of the date first set forth above.

<u>MEMBERS</u>:



_____
Pier Paolo Colonnello

Schedule A

SCHEDULE OF OWNERSHIP

Member	Units/Type	Capital Contribution	Capital Account	Loan Amount
Pier Paolo Colonnello Address: _____ _____ Email: _____	200,000 Units	Services	$_____	0
Total:	200,000 Units	$_____	$_____	0